As Filed With the Securities and Exchange Commission on August 6, 2010

Registration No. 333-___________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MMRGLOBAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	**33-0892797**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

468 North Camden Drive, Suite 200
Beverly Hills, California 90210

(Address of Principal Executive Offices; Zip Code)

MMRGlobal, Inc. Amended and Restated 2001 Equity Incentive Plan

(Formerly Known as Favrille, Inc. Amended and Restated 2001 Equity Incentive Plan)

(Full title of the plan)

Robert H. Lorsch
Chief Executive Officer
MMRGlobal, Inc.
468 North Camden Drive, Suite 200
Beverly Hills, California 90210
(Name and address of agent for service)

(310) 476-7002
(Telephone number, including area code, of agent for service)

Copies to:

Mark Skaist, Esq.
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, CA 92660
(949) 725-4000

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer☐ Non-accelerated filer ☐ Smaller reporting company ☑

CALCULATION OF REGISTRATION FEE

_____

Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock ($0.001 par value)	27,000,000 shares	$0.14	$3,780,000	$269.51

(1)   Pursuant to Rule 416(c) under the Securities Act of 1933, as amended (the "Securities Act"), this Registration Statement also covers an indeterminate number of additional shares of the Registrant's common stock that may be issued in accordance with the provisions of MMRGlobal, Inc.'s (the "Registrant") 2001 Equity Incentive Plan by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the Registrant's receipt of consideration, which results in an increase in the number of outstanding shares of the Registrant's common stock.

(2)   Estimated solely for the purpose of calculating the registration fee, in accordance with Rule 457(h)(1) under the Securities Act, on the basis of the price of securities of the same class, as determined in accordance with Rule 457(c) under the Securities Act, using the average of the high and low prices reported by the OTCBB for the Registrant's common stock on August 5, 2010, which was $0.14 per share.

EXPLANATORY NOTE

This Registration Statement has been prepared in accordance with General Instruction E to Form S-8 and relates to an increase of 15,000,000 shares, or an increase from 12,000,000 shares to 27,000,000 shares, of common stock of the Registrant reserved for issuance under the Registrant's 2001 Equity Incentive Plan, as amended (the "Plan"), which increase was approved by the Registrant's board of directors on January 21, 2010 and subsequently approved by the Registrant's stockholders at the Registrant's Annual Meeting of Stockholders held on June 15, 2010. 10,498,457 of the Registrant's common stock have previously been registered for issuance under the Plan pursuant to Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 19, 2007 (File No. 333-148164), March 28, 2006 (File No. 333-132755), and February 14, 2005 (File No. 333-122825) respectively.

Risks Relating to the Registrant's Common Stock:

The Registrant's common stock is subject to the penny stock regulations and restrictions, which could make it difficult for stockholders to sell their shares of the Registrant's stock.

The Securities and Exchange Commission's (the "SEC") regulations generally define "penny stocks" as equity securities that have a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. If the Registrant does not fall within any exemptions from the "penny stock" definition, it will be subject to Rule 15g-9 under the Securities Exchange Act of 1934 (the "Exchange Act"), which regulations are commonly referred to as the "Penny Stock Rules."

The Penny Stock Rules impose additional sales practice requirements on broker-dealers prior to selling penny stocks, which may make it burdensome to conduct transactions in the Registrant's shares. If the Registrant's shares are subject to the Penny Stock Rules, it may be difficult to sell shares of the Registrant's stock, and because it may be difficult to find quotations for shares of the Registrant's stock, it may be impossible to accurately price an investment in the Registrant's shares.

In addition to the Penny Stock Rules, the Registrant is unable to utilize the safe harbor provisions of the Forward Looking Statements sections of the Exchange Act. There can be no assurance that the Registrant's common stock will qualify for an exemption from the Penny Stock Rules, or that if an exemption currently exists, that the Registrant will continue to qualify for such exemption. In any event, the Registrant is subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of a penny stock if the SEC determines that such a restriction would be in the public interest.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The contents of the Registrant's previously filed Registration Statements on Form S-8 (File Nos. 333-148164, 333-132755, and 333-122825) and relating to shares of the Registrant's common stock reserved for issuance under the Registrant's 2001 Equity Incentive Plan, as amended, are hereby incorporated by reference.

Item 8. Exhibits.

Exhibit Number	Description
4.1	Amended and Restated Certificate of Incorporation, as amended by a Certificate of Amendment of Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Registrant's current report on Form 8-K filed on February 2, 2009)
4.2	Certificate of Amendment of Certificate of Incorporation of the Registrant, dated as of July 10, 2009 (incorporated by reference to Exhibit 3.2 of the Registrant's current report on Form 8-K filed on July 13, 2009)
4.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Registrant, dated as of June 16, 2010 (incorporated by reference to Exhibit 3.1 of the Registrant's current report on Form 8-K filed on June 18, 2010)
4.4	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of the Registrant's current report on Form 8-K filed on October 4, 2007)
5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation
10.1	Amended and Restated 2001 Equity Incentive Plan and Form of Stock Option Agreement thereunder (incorporated by reference to Exhibit 10.2 to the Registrant's registration statement on Form S-1 (File No. 333-114299) filed on April 8, 2004)
23.1	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1)
23.2	Consent of Rose Snyder & Jacobs
24.1	Power of Attorney (included in the signature pages hereof)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beverly Hills, State of California, on August 6, 2010.

MMRGLOBAL, INC.

By: /s/ Robert H. Lorsch
     Robert H. Lorsch
     Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of MMRGlobal, Inc., do hereby constitute and appoint Robert H. Lorsch and Ingrid Safranek, and each of them individually, our true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-8 has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ Robert H. Lorsch Robert H. Lorsch	Chief Executive Officer, President and Chairman of the Board (Principal Executive Officer)	August 6, 2010
/s/ Ingrid Safranek Ingrid Safranek	Chief Financial Officer (Principal Financial and Accounting Officer)	August 6, 2010
/s/ Hector V. Barreto, Jr. Hector V. Barreto, Jr.	Director	August 6, 2010
/s/ David A. Boyden David A. Boyden	Director	August 6, 2010
/s/ Douglas H. Helm Douglas H. Helm	Director	August 6, 2010
/s/ George Rebensdorf George Rebensdorf	Director	August 6, 2010
/s/ Bernard Stolar Bernard Stolar	Director	August 6, 2010
/s/ Jack Zwissig Jack Zwissig	Director	August 6, 2010

EXHIBIT INDEX

Exhibit Number	Description
4.1	Amended and Restated Certificate of Incorporation, as amended by a Certificate of Amendment of Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Registrant's current report on Form 8-K filed on February 2, 2009)
4.2	Certificate of Amendment of Certificate of Incorporation of the Registrant, dated as of July 10, 2009 (incorporated by reference to Exhibit 3.2 of the Registrant's current report on Form 8-K filed on July 13, 2009)
4.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Registrant, dated as of June 16, 2010 (incorporated by reference to Exhibit 3.1 of the Registrant's current report on Form 8-K filed on June 18, 2010)
4.4	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of the Registrant's current report on Form 8-K filed on October 4, 2007)
5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation +
10.1	Amended and Restated 2001 Equity Incentive Plan and Form of Stock Option Agreement thereunder (incorporated by reference to Exhibit 10.2 to the Registrant's registration statement on Form S-1 (File No. 333-114299) filed on April 8, 2004)
23.1	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1) +
23.2	Consent of Rose Snyder & Jacobs +
24.1	Power of Attorney (included in the signature pages hereof) +

+ Filed herewith.